

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

James A. Fleming
Chief Financial Officer
COLUMBIA PROPERTY TRUST, INC.
1170 Peachtree Street NE, Suite 600
Atlanta, GA 30309

>   **Re: COLUMBIA PROPERTY TRUST, INC.**
>   **Form 10-K for the fiscal year ended December 31, 2018**
>   **Filed February 13, 2019**
>   **File No. 001-36113**

Dear Mr. Fleming:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate and
                                        Commodities

cc: Cheney Hickey